PRESS RELEASE

Banro Announces Q1 2016 Financial Results

Toronto, Canada – May 11, 2016 – Banro Corporation ("Banro" or the "Company") (NYSE MKT - "BAA"; TSX - "BAA") today announced its financial and operating results for the first quarter of 2016.

HIGHLIGHTS

•	$98.75 million financing closed in February 2016
•	Banro’s Mineral Reserves as at December 31, 2015, have grown year-on-year by 9%, after depletion, to 3.18 Moz of gold (48.61Mt @ 2.03 g/t Au)
•

Q1 2016 consolidated (combined Twangiza and Namoya) gold production of 44,192 ounces with a cash cost of $767 per ounce, combined mine site all-in sustaining cost of $855 per ounce, and consolidated all-in sustaining cost of $949 per ounce, in-line with expectations and 2016 production guidance

•	Q1 2016 revenue of $47 million
•	Commercial production declared at Namoya effective January 1, 2016
•	Twangiza produced 26,638 ounces of gold in Q1 2016 with a cash cost of $639 per ounce
•	Namoya produced 17,554 ounces of gold in Q1 2016 with a cash cost of $959 per ounce

All dollar amounts in this press release are expressed in thousands of dollars and, unless otherwise specified, in United States dollars.

“These results are in line with expectations for the first quarter, as indicated in our 2016 production guidance,” said Banro President and CEO John Clarke. “We are pleased to see the increase in gold production and revenues in Q1 2016 over the same quarter of 2015, but we look forward to much better results in the remainder of the year. Consolidated production from the two mines is heavily weighted in the mine plan to the second half of the year, with production progressively improving toward steady-state capacity levels at Namoya and increased production at Twangiza due primarily to enhanced access to higher grade ore.”

(I) FINANCIAL

Effective January 1, 2016, commercial production was declared at Namoya. As such, the financial results for the three months ended March 31, 2016, reflect the activity of both Twangiza and Namoya. The table below provides a summary of financial and operating results for the three month periods ended March 31, 2016 and 2015 as well as the three months ended December 31, 2015:

	Q1 2016	Q1 2015	Change %	Q4 2015
Selected Financial Data
Revenues	46,540	41,003	14%	34,606
Total mine operating expenses[1]	(44,408)	(24,281)	83%	(25,232)
Gross earnings from operations	2,132	16,722	(87%)	9,374
Net (loss)/income	(23,134)	6,780	(441%)	(19,446)
EBITDA	9,992	20,042	(50%)	4,312
Basic net (loss)/earnings per share ($/share)	(0.09)	0.03	(100%)	(0.08)
Key Operating Statistics
Average gold price received ($/oz)	1,109	1,208	(8%)	1,106
Gold sales (oz)	41,967	33,956	24%	31,303
Gold production (oz)	44,192	35,943	23%	30,440
Mine site all-in sustaining cost per ounce ($/oz)	855	581	47%	745
Cash cost per ounce ($/oz)	767	527	46%	601
Gold margin ($/oz)	342	681	(50%)	505
Financial Position
Cash including restricted cash	25,029	3,024		2,262
Gold bullion inventory at market value[2]	7,231	4,922		2,398
Total assets	897,240	903,489		871,731
Long term debt	190,489	204,055		168,127

(1) Includes depletion and depreciation.

(2) This represents 5,845 ounces of gold bullion inventory shown at March 31, 2016 closing market price of $1,237 per ounce of gold.

•

Revenues for the three months ended March 31, 2016 were $46,540, a 14% increase compared to the corresponding prior year period of $41,003. During the first quarter of 2016, revenue generating ounces of gold sold increased by 24% to 41,967 ounces compared to sales of 33,956 ounces during the first quarter of 2015 due to the contribution of sales from Namoya partially offset by lower production at Twangiza. The average gold price per ounce sold during the first quarter of 2016 was $1,109 compared to an average price of $1,208 per ounce obtained during the first quarter of 2015 due to lower market prices and stream revenues recognized.

•

Mine operating expenses, including depletion and depreciation, for the three months ended March 31, 2016 were $44,408 compared to the corresponding prior year period of $24,281. The increase is a result of the operating expenses attributable to Namoya which were treated as capitalized development costs throughout 2015.

•

Gross earnings from operations for the three months ended March 31, 2016 was $2,132, compared to $16,722 for the corresponding period of 2015. The 14% increase in revenue was offset by an 83% increase in mine operating expenses as a result of the contribution from two mines, in-line with management expectations of the progressive ramp up of Namoya to steady state production and Twangiza’s production profile being weighted to the second half of the year.

•

Net loss for the quarter of $23,134 was driven by the combination of non-cash items totaling approximately $10,000 relating primarily to fair value losses on mark-to-market derivative liabilities such as the gold forward sale agreements, and preferred shares, driven by improvements in the gold price environment and warrants driven by the increase in the share price of the Company, that were outside the normal course of operating activities in the quarter.

•

The EBITDA at Twangiza was $10,353 for the first quarter of 2016 compared to the $21,638 for the corresponding prior year period reflecting the lower production and lower gold price realized. Namoya EBITDA of $1,055 was significantly lower than the contribution from Twangiza as Namoya focuses on higher levels of production in its mining and stacking operations coupled with the lagging effect of gold produced through the heap leach process. As a result, the consolidated EBITDA for the first quarter of 2016 was $9,992 as compared to $20,042 for the first quarter of 2015.

•

Cash costs per ounce on a sales basis for the first quarter of 2016 were $767 per ounce of gold, a 46% increase from $527 per ounce of gold in the first quarter of 2015. Cash costs for Q1 2016 were higher than the corresponding prior year period mainly due to the contributions from Namoya having a high cost per ounce as the operation ramps up to full production levels as well as higher per ounce costs from Twangiza due to lower production levels.

•

Mine site all-in sustaining costs for the first quarter of 2016 were $855 per ounce (compared to $581 per ounce of gold in the first quarter of 2015) driven by higher cash costs and higher levels of sustaining capital expenditures per ounce. The higher sustaining capital per ounce was driven by the decrease in production at Twangiza from Q1 2015.

•

In February 2016, the Company closed financing transactions for gross proceeds totaling $98,750. With the completion of these transactions, the Company extinguished certain gold forward sale arrangements for approximately $31,761 and deposited $26,230 with the trustee for the payment of interest on the Company’s senior secured notes until their maturity in March 2017.

(ii) Operational - Twangiza

•	During the first quarter of 2016, Twangiza experienced 1 loss time injury (“LTI”) relating to employees and 3 LTIs relating to contractors for a LTI frequency rate of 0.58.

•

During the first quarter of 2016, the plant at the Twangiza Mine processed 414,930 tonnes of ore (compared to 428,844 tonnes during the first quarter of 2015). Ore was processed during the first quarter of 2016 at an indicated head grade of 2.61 g/t Au (compared to 3.21 g/t Au during the first quarter of 2015) with a recovery rate of 77.2% (compared to 80.7% during the first quarter of 2015) to produce 26,638 (compared to 35,943 during the first quarter of 2015) ounces of gold. Gold production at Twangiza was in line with the mine plan where production is heavily weighted to the latter half of 2016.

•

The Twangiza Mineral Reserves as at December 31, 2015, increased 11% after depletion to 1.82 Moz (27.67Mt @ 2.05 g/t Au) from 1.64 Moz (22.38Mt @ 2.28 g/t Au) (December 31, 2014) (see Banro’s April 19, 2016 press release). This increase in reserves after depletion is a function of changes in cut-off grade, reversal of previous bulk density adjustments, and revision of the pit design.

(iii) Operational – Namoya

•

Effective January 1, 2016, commercial production was declared for the Namoya Mine. The continuing progress at Namoya over the fourth quarter of 2015, in particular the sustained production achieved during December when the full fleet was operational, indicated that Namoya was capable of operating in a manner consistent with management expectations.

•	During the first quarter of 2016, Namoya was LTI free.

•

During the first quarter of 2016, the plant at the Namoya Mine stacked 414,120 tonnes of ore (compared to 255,323 tonnes during the first quarter of 2015). Ore stacked during the first quarter of 2016 had an indicated head grade of 1.94 g/t Au (compared to 1.97 g/t Au during the first quarter of 2015). Namoya produced 17,554 ounces of gold during the first quarter of 2016 (compared to 9,254 ounces of gold during the first quarter of 2015).

•

The Namoya Mineral Reserves as at December 31, 2015, increased 7% after depletion to 1.36Moz (20.94Mt @ 2.02 g/t Au) from 1.27 Moz (20.53Mt @ 1.92 g/t Au) (December 31, 2014) (see Banro’s April 19, 2016 press release). The increase in Namoya reserves after depletion is a result of revisions in pit designs and the additional drilling of the Namoya Summit Filon-B deposit.

(iv) Exploration

•	During the first quarter of 2016, exploration activities were limited to the continuation of the near mine exploration drilling at Namoya including the evaluation of the results obtained from the work performed in the latter half of 2015. High grade results from the second phase of the Namoya exploration program resulted in the discovery of new mineralization at the Namoya hanging wall area and Filon C in the north-eastern and eastern reaches of the summit (see Banro’s February 24, 2016 press release).

(v) Corporate Development

•

In February 2016, the Company closed a $67,500 gold streaming transaction relating to the Twangiza mine (the “Twangiza Transaction”) with RFW Banro Investments Limited (“RFWB”), a subsidiary of the Baiyin Stream Partnership I, LP, (a mining investment fund managed by Resources FinanceWorks Limited), a $22,500 term loan funded by RFWB and investment funds managed by Gramercy Funds Management LLC (“Gramercy”), and a $8,750 equity private placement to RFWB. With the closing of these transactions, the Company restricted funds for the remaining three interest payments under the Company’s senior notes.

•

The Twangiza Transaction provided for the payment by the purchaser of a deposit in the amount of $67,500 and the delivery to the purchaser over time of a certain percentage (the “Entitlement Percentage”) of the life-of-mine gold production (effective January 1, 2016) from the Twangiza mine, or any other projects located within 20 kilometres from the current Twangiza gold mine, based on the gold price at the time of delivery. The Entitlement Percentage is 11% based on a gold price between $1,150 and $1,500 per ounce, 12.5% based on a gold price of less than $1,150 per ounce, and 9.5% based on a gold price greater than $1,500 per ounce. When total gold production from the Twangiza mine has reached 1.14 million ounces from the commencement of the stream, the Entitlement Percentages above will be reduced by 50%. The ongoing payments by the purchaser to Twangiza upon delivery of the gold are $150 per ounce. At any time after the third anniversary of the closing of the Twangiza Transaction, Twangiza may, at its discretion, terminate the stream by paying to the purchaser in cash a buyback price equal to an amount which would result in the purchaser achieving an implied internal rate of return of 17.5% on the cash flows arising from the stream during the period from the closing of the Twangiza Transaction to the date that is 12 months following the date of payment of the buyback price.

•

The term loan facility represents a loan of $22,500 with an initial maturity date of November 30, 2016, but which may be extended until November 30, 2020 provided certain financial tests are met. The facility bears interest at a rate of 8.5% per annum for the first 21 months of the term and then at a rate of the 3 month LIBOR rate plus 8.0% for the last two years of the term, with the interest payable quarterly and the principal repayable in full at the end of the term of the facility. The loan may be prepaid at any time without penalty. At any time following the second anniversary of the loan, the lenders may require repayment. Banro issued to the lenders a total of 10 million common share purchase warrants (“Warrants”) of Banro (5 million Warrants each to RFWB and to Gramercy in proportion to their advance of the term loan), with each such Warrant entitling the holder to purchase one common share of Banro at a price of $0.2275 for a period of three years.

•

Under the private placement transaction, Banro issued 50 million common shares and 2.5 million warrants to RFWB, for total gross proceeds to the Company of $8,750. These warrants have the same terms as the Warrants issued under the term loan transaction as set forth above. RFWB holds approximately 16.6% of the outstanding common shares of Banro following completion of this private placement. For so long as RFWB holds at least 10% of the outstanding common shares of Banro, RFWB has the right to nominate one person for election to the Banro board of directors at the annual shareholders meeting.

•

In February 2016, concurrent with the closing of the above transactions, RFWB purchased from Gramercy $40,000 of the outstanding Banro senior secured notes issued by Banro on March 2, 2012 and $20,000 of the outstanding preferred shares issued by subsidiaries of Banro on February 28, 2014.

(vi) Subsequent Event

•	In April 2016, the Company announced a mineral resources and mineral reserves update, increasing the Company’s mineral reserves 9% to 3.18 Moz after depletion of 0.21 Moz at Twangiza and Namoya, effective as of December 31, 2015. Refer to the Mineral Resources and Mineral Reserves section below for additional details.

Mineral Resources and Mineral Reserves

In April 2016, the Company announced its annual update of the Mineral Resource and Mineral Reserve estimates at its wholly-owned projects on the Twangiza-Namoya gold belt in the DRC. The annual review of Mineral Resources and Mineral Reserves at Twangiza and Namoya, resulted in a replacement of depleted ore and an increase in Mineral Reserves at both operations.

•

The Twangiza Proven and Probable Mineral Reserves increased by 11% to 1.82 million ounces (“Moz”) of gold (27.67Mt @ 2.05g/t Au) after depletion due to changes in cut-off grade, reversal on bulk density and revision of the pit design. This gives Twangiza a 14-year mine life.

•	The combined Namoya Proven and Probable Mineral Reserves have increased by 7% to 1.36 Moz of gold (20.94Mt @ 2.02g/t Au) after depletion, revision of the pit designs, addition of gold- in-process and additional drilling results at the Namoya Summit – Filon B portion of the Namoya Summit deposit.

•	Banro’s overall Mineral Reserves have grown by 9% to 3.18 Moz of gold (48.61Mt @ 2.03g/t Au) at $1,200/oz gold price.

Mineral Reserves	As at December 31, 2015			As at December 31, 2014
	Tonnes (Mt)	Grade (g/t Au)	Gold (Moz)	Tonnes (Mt)	Grade (g/t Au)	Gold (Moz)
Twangiza
Proven	6.21	2.19	0.44	7.47	2.41	0.58
Probable	21.47	2.01	1.39	14.91	2.22	1.06
Proven and Probable	27.67	2.05	1.82	22.38	2.28	1.64
Namoya
Proven	17.90	2.10	1.21	18.44	1.98	1.17
Probable	3.04	1.53	0.15	2.09	1.43	0.10
Proven and Probable	20.94	2.02	1.36	20.53	1.92	1.27
TOTAL MINERAL RESERVE
Proven	24.10	2.12	1.65	25.91	2.10	1.75
Probable	24.50	1.95	1.54	17.00	2.12	1.16
Total Proven and Probable	48.61	2.03	3.18	42.91	2.11	2.91

Note: Rounding of numbers may result in computational discrepancies

Refer to Banro’s April 19, 2016 press release for additional details relating to the Mineral Resources and Mineral Reserves update.

Qualified Person
Daniel K. Bansah, the Company's Head of Projects and Operations and a "qualified person" as such term is defined in National Instrument 43-101, has approved the technical information in this press release.

Non-IFRS Measures

Management uses cash cost, all-in sustaining costs, average gold price received, gold margin, and EBITDA to monitor financial performance and provide additional information to investors and analysts. These measures do not have a standard definition under International Financial Reporting Standards (“IFRS”) and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. As these measures do not have a standardized meaning, they may not be comparable to similar measures provided by other companies. However, the methodology used by the Company to determine cash cost per ounce is based on a standard developed by the Gold Institute, which was an association which included gold mining organizations, amongst others, from around the world.

The Company defines cash cost, as recommended by the Gold Institute standard, as all direct costs that the Company incurs relating to mine production, transport and refinery costs, general and administrative costs, movement in production inventories and ore stockpiles, less depreciation and depletion. Cash cost per ounce is determined on a sales basis. The Company defines all-in sustaining costs as all direct costs that the Company incurs relating to mine production, transport and refinery costs, general and administrative costs, movement in production inventories and ore stockpiles, less depreciation and depletion plus all sustaining capital costs (excluding exploration). All-in sustaining cost per ounce is determined on a sales basis.

		Q1 2016		Q1 2015	Q4 2015
	Twangiza	Namoya	Consolidated	Twangiza	Twangiza
Mine Operating Costs	22,367	22,041	44,408	24,281	25,232
Depreciation	(6,241)	(5,990)	(12,231)	(6,386)	(6,416)
Cash Costs	16,126	16,051	32,177	17,895	18,816
Sustaining Capital	2,906	797	3,703	1,825	4,507
All-In Sustaining Cost - Mine Site	19,032	16,848	35,880	19,720	23,323
General and Administrative Costs and Other			3,929
All-In Sustaining Cost - Total			39,809

Ounces Sold	25,224	16,743	41,967	33,956	31,303
Cash Cost per Ounce	639	959	767	527	601
All-In Sustaining Cost per Ounce - Mine Site	755	1,006	855	581	745
All-In Sustaining Cost per Ounce - Total			949

The Company defines gold margin as the difference between the cash cost per ounce disclosed and the average price per ounce of gold sold during the reporting period.

EBITDA is intended to provide additional information to investors and analysts to determine cash earnings before financing and taxes. Banro calculates EBITDA as net income or loss for the period excluding: interest, income tax expense, depreciation and amortization, and other non-cash charges. EBITDA does not have any standardized meaning prescribed by IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. EBITDA excludes the impact of cash costs of financing activities and taxes, and the effects of changes in operating working capital balances, and therefore is not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate EBITDA differently. A reconciliation between net profit for the period and EBITDA is presented below:

Q1 2016	Twangiza	Namoya	Total Mine	Corporate	Consolidated
Net Loss	(1,786)	(7,287)	(9,073)	(14,061)	(23,134)
Finance Expenses	3,059	917	3,976	7,442	11,418
Other non-cash charges	2,835	1,433	4,268	5,155	9,423
Share-based payments	4	2	6	35	41
Depletion and Depreciation	6,241	5,990	12,231	13	12,244
EBITDA	10,353	1,055	11,408	(1,416)	9,992

Q1 2015	Twangiza	Namoya	Total Mine	Corporate	Consolidated
Net Income/(Loss)	14,556	(98)	14,458	(7,678)	6,780
Finance Expenses	172	98	270	5,434	5,704
Other non-cash charges	464	-	464	280	744
Share-based payments	60	-	60	343	403
Depletion and Depreciation	6,386	-	6,386	25	6,411
EBITDA	21,638	-	21,638	(1,596)	20,042

Q4 2015	Twangiza	Namoya	Total Mine	Corporate	Consolidated
Net Income/(Loss)	2,784	(15,311)	(12,527)	(6,919)	(19,446)
Finance Expenses	727	108	835	2,480	3,315
Other non-cash charges	1,641	11,128	12,769	760	13,529
Share-based payments	12	-	12	72	84
Depletion and Depreciation	6,416	-	6,416	14	6,430
Taxes	-	-	-	400	400
EBITDA	11,580	(4,075)	7,505	(3,193)	4,312

Q1 2016 Financial Results Conference Call Information

Banro will host a conference call at 11:00AM EST on May 12, 2016. Please use the following dial in numbers:

Q1 2016 Financial Results Conference Call Information

Toll Free (North America):	+1 877-291-4570	Conf ID: 10056027
Toronto Local & International:	+1 647-788-4919	Conf ID: 10056027

Q1 2016 Financial Results Conference Call REPLAY

Toll Free Replay Call (North America):	+1 800-585-8367	Conf ID: 10056027
Toronto Local & International:	+1 416-621-4642	Conf ID: 10056027

The conference call replay will be available from 2:00PM EST on May 12, 2016 until 11:59 PM EST on May 26, 2016.

For further information regarding this conference call, please contact Banro Investor Relations or visit the Company website, www.banro.com.

Banro Corporation is a Canadian gold mining company focused on production from the Twangiza mine, which began commercial production September 1, 2012, and the ramp-up to full production at its second gold mine at Namoya, where commercial production was declared effective January 1, 2016. The Company’s longer term objectives include the development of two additional major, wholly-owned gold projects, Lugushwa and Kamituga. The four projects, each of which has a mining license, are located along the 210 kilometre long Twangiza-Namoya gold belt in the South Kivu and Maniema provinces of the Democratic Republic of the Congo (the “DRC”). All business activities are followed in a socially and environmentally responsible manner.

Cautionary Note to U.S. Investors
The United States Securities and Exchange Commission (the "SEC") permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. Certain terms are used by the Company, such as "Measured", "Indicated", and "Inferred" "Resources", that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in the Company's Form 40-F, File No. 001-32399, which may be secured from the Company, or from the SEC's website at http://www.sec.gov/edgar.shtml.

Cautionary Note Concerning Mineral Resource and Mineral Reserve Estimates
The Company’s Mineral Resource and Mineral Reserve figures are estimates and no assurances can be given that the indicated levels of gold will be produced. Such estimates are expressions of judgment based on knowledge, mining experience, analysis of drilling results and industry practices. Valid estimates made at a given time may significantly change when new information becomes available. While the Company believes that its Mineral Resource and Mineral Reserve estimates are well established, by their nature Mineral Resource and Mineral Reserve estimates are imprecise and depend, to a certain extent, upon statistical inferences which may ultimately prove unreliable.

Cautionary Note Concerning Forward-Looking Statements
This press release contains forward-looking statements. All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding estimates and/or assumptions in respect of Mineral Reserve estimates, future gold production, mine life extension, gold recoveries, costs, potential Mineral Resources and Mineral Reserves and the Company’s production, development and exploration plans and objectives) are forward-looking statements. These forward-looking statements reflect the current expectations or beliefs of the Company based on information currently available to the Company. Forward-looking statements are subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company. Factors that could cause actual results or events to differ materially from current expectations include, among other things: uncertainty of estimates of capital and operating costs, production estimates and estimated economic return of the Company’s projects; the possibility that actual circumstances will differ from the estimates and assumptions used in the economic studies of the Company’s projects; failure to establish estimated Mineral Resources and Mineral Reserves (the Company’s Mineral Resource and Mineral Reserve figures are estimates and no assurance can be given that the intended levels of gold will be produced); fluctuations in gold prices and currency exchange rates; inflation; gold recoveries being less than expected; uncertainties relating to the availability and costs of financing needed in the future; changes in equity markets; political developments in the DRC; lack of infrastructure; failure to procure or maintain, or delays in procuring or maintaining, permits and approvals; lack of availability at a reasonable cost or at all, of plants, equipment or labour; inability to attract and retain key management and personnel; changes to regulations affecting the Company's activities; the uncertainties involved in interpreting drilling results and other geological data; and the other risks disclosed under the heading "Risk Factors" and elsewhere in the Company's annual information form dated March 28, 2016 filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise. Although the Company believes that the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.

For further information, please visit our website at www.banro.com, or contact:
Martin Jones
+1 (416) 366-2221, Ext. 3213
+1-800-714-7938, Ext. 3213
info@banro.com